3/18/2002

02019323

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37710

RECEIVED MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fuji Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 College Road East
(No. and Street)

Princeton	**New Jersey**	**08540**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander Yannotti **(609) 806-1900**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (05-01)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-20

OATH OR AFFIRMATION

I, Alexander Yannotti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Fuji Securities Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

EVP & Chief Financial Officer
Title

ANGELA MAYRONNE
Notary Public, State of New Jersey
No. 2280460
Commission Expires October 22, 2006

Notary Public

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- x (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- x (g) Computation of Net Capital.
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- x (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- x (q) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FUJI SECURITIES INC.

Consolidated Statement of Financial Condition

December 31, 2001
with Report of Independent Auditors

Fuji Securities Inc.

Consolidated Statement of Financial Condition

December 31, 2001

Contents

Report of Independent Auditors 1

Consolidated Statement of Financial Condition 2
Notes to Consolidated Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
Fuji Securities Inc.

We have audited the accompanying consolidated statement of financial condition of Fuji Securities Inc. (the "Company") as of December 31, 2001. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of the Company at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Ernst + Young LLP

January 31, 2002

Fuji Securities Inc.

Consolidated Statement of Financial Condition

December 31, 2001

(In Thousands)

Assets	
Cash	$ 1,386
Securities segregated for regulatory purposes	8,934
Securities purchased under agreements to resell	3,034,190
Securities borrowed	3,952,263
Securities owned, at fair value:	
Unencumbered	36,647
Encumbered	3,797,806
Deposits with clearing organizations and others	33,327
Accrued interest receivable	22,571
Receivables from brokers/dealers, clearing organizations and customers	673,294
Property, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $5,310	1,943
Other assets	5,375
Total assets	$ 11,567,736
Liabilities and stockholder's equity	
Securities sold under agreements to repurchase	$ 6,296,767
Securities sold, not yet purchased, at fair value	2,829,742
Securities loaned	815,977
Payables to brokers/dealers, clearing organizations and customers	1,327,096
Short-term bank loan	15,886
Accrued interest payable	28,011
Other liabilities	35,735
	11,349,214
Commitments and contingent liabilities	
Subordinated borrowings	125,000
Stockholder's equity	93,522
Total liabilities and stockholder's equity	$ 11,567,736

See accompanying notes.

Fuji Securities Inc.

Notes to Consolidated Statement of Financial Condition

December 31, 2001

1. Organization

Fuji Securities Inc. and Subsidiary (the "Company") is a wholly-owned subsidiary of Fuji America Holdings, Inc. ("FAHI"), whose ultimate parent is Mizuho Holdings, Inc. ("Mizuho"). Mizuho is a bank holding company that was formed in September 2000 by acquiring The Fuji Bank, Limited ("Fuji Bank"), The Industrial Bank of Japan, Limited and The Dai-Ichi Kangyo Bank, Limited. Fuji Alternative Asset Management Co. is an inactive subsidiary of the Company.

It is anticipated that the Company will change its name to Mizuho Securities USA Inc. in 2002. It is also anticipated that the following Mizuho subsidiaries will merge into the Company: Fuji Futures Inc., Aubrey G. Lanston & Co. Inc. and DKB Financial Futures Corp.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and a registered futures commission merchant with the Commodity Futures Trading Commission. The Company is also a member of the National Association of Securities Dealers, Inc. and is a primary dealer in U.S. government and federal agency securities. During the year 2001 the Company started a division that acts as agent for customers who are buying or selling Japanese equity securities.

2. Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition includes the accounts of Fuji Securities Inc. and its wholly-owned subsidiary. All material intercompany balances and transactions have been eliminated.

Securities Transactions

Securities owned and securities sold, not yet purchased, and contracts for financial futures and options are presented on a trade date basis and recorded at fair value. Fair value is generally based upon quoted market prices. Substantially all of the securities obtained by the Company under resale and securities borrow agreements have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

2. Significant Accounting Policies (continued)

Resale and Repurchase Agreements

Securities purchased under agreements to resell ("resale agreements") or sold under agreements to repurchase ("repurchase agreements") are collateralized by U.S. government and agency obligations and are carried at contract price, plus accrued interest. They are accounted for as collateralized financing transactions except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. Counterparties are principally major domestic and foreign financial institutions, corporations, fund managers, and governmental entities. The market value of these underlying assets is reviewed daily, and additional cash or other collateral is obtained as necessary. The Company takes possession of securities purchased under agreements to resell at the time such agreements are made.

When specific conditions are met, including the existence of a legally enforceable master netting agreement, resale agreements and securities borrowed are netted against repurchase agreements and securities loaned, respectively, on the consolidated statement of financial condition as permitted under Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts," and Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements."

Securities Lending Agreements

Securities borrowed and securities loaned are generally reported as collateralized financing transactions except where letters of credit or other securities are used as collateral. They are recorded at the amount of cash collateral advanced or received by the Company, plus accrued interest. The Company monitors the market value of securities borrowed and loaned daily and additional cash or other collateral is obtained as necessary.

Depreciation and Amortization

Property and equipment are carried at cost and depreciated on the straight-line basis over estimated useful lives. Leasehold improvements are amortized over the shorter of the economic useful life of the asset or the term of the lease.

2. Significant Accounting Policies (continued)

Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Fair value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities segregated for regulatory purposes, deposits with clearing organizations, securities owned, securities borrowed or purchased under agreements to resell, and certain receivables are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including commitments for securities sold, not yet purchased, securities loaned or sold under agreements to repurchase, certain payables, and subordinated borrowings are carried at fair value or contracted amounts approximating fair value. For discussion on the fair values of the Company's financial instruments, see Note 10.

Market and Credit Risk

The Company enters into various transactions that involve varying degrees of both market and credit risk. The Company monitors its exposure to market and credit risk on a daily basis through a variety of financial, security position and credit exposure reporting and control procedures.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of U.S. government and agency obligations. Securities sold, not yet purchased, result in off-balance sheet risk, as the Company's ultimate obligation is to acquire the securities at then-prevailing market prices, which may exceed the amount reflected on the consolidated statement of financial condition.

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers

Amounts receivable from and payable to brokers/dealers, clearing organizations and customers at December 31, 2001, consist of the following:

	Receivable	Payable
	(In Thousands)	
Net payable for trades pending settlement	$ –	$ 662,657
Clearing organizations	243	16,966
Securities failed to deliver/receive	547,504	336,868
Customers	124,240	310,392
Other	1,307	213
	$ 673,294	$1,327,096

Net payable for trades pending settlement represents the contract price of securities to be delivered or received by the Company. Should a counterparty fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2001 approximates the amounts owed. Trades pending settlement at December 31, 2001 were settled without an adverse effect on the Company's consolidated statement of financial condition.

5. Short-Term Bank Loans

At December 31, 2001 the Company had an overnight short-term bank loan in the amount of $15,886,000 and bears interest at approximately 2.12%. The short-term loan is collateralized by securities with a market value of approximately $16,593,000.

6. Subordinated Borrowings

Subordinated borrowings from Fuji Bank mature in the amount of $50,000,000 in April 2002, $25,000,000 in April 2003 and $50,000,000 in July 2004. At December 31, 2001, these borrowings bear interest at approximately 2.58% that is variable based on changes in LIBOR (London Interbank Offered Rate) and resets on a quarterly basis. These borrowings are subordinated to claims of general creditors, are covered by an agreement approved by the National Association of Securities Dealers and other regulatory authorities and are included

6. Subordinated Borrowings (continued)

by the Company for purposes of computing net capital under the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. Related Party Transactions

Amounts related to transactions with Mizuho and its affiliates include receivables from broker/dealers, clearing organizations and customers of approximately $1,307,000, and payables to broker/dealers, clearing organizations and customers of approximately $17,649,000, other liabilities, which consist primarily of tax payables and accrued interest on subordinated borrowings of $9,014,000, other assets, which consist primarily of a deferred tax benefit of $1,775,000.

8. Employee Benefit Plan

The Company has an employee-deferred compensation plan [401(k) plan] that is a contributory savings plan available to substantially all employees. The Company's contribution is determined under provisions of the plan agreement.

9. Income Taxes

The Company files a consolidated federal income tax return with FAHI and a combined New York State and New York City income tax return together with Mizuho Capital Markets Corporation, an affiliate, and allocates the benefits derived therefrom under the terms of tax sharing agreements. The Company generally provides for federal and state income taxes on a separate company basis.

Deferred income taxes primarily relate to depreciation, amortization and other accrued expenses, which are recognized in different years for financial and tax reporting purposes. At December 31, 2001, net deferred income tax benefit of $1,775,000 is included in "Other Assets" in the consolidated statement of financial condition.

10. Financial Instruments

In the normal course of business, the Company enters into a variety of derivative financial instruments transactions in order to meet its financing and hedging needs and to reduce its exposure to interest rate risk in connection with its trading activities.

These derivative financial instruments include forward and futures contracts, options on U.S. government securities and options on futures contracts. All contracts, except commitments to enter into future resale and repurchase agreements, are valued at market.

Futures contracts provide for the delayed delivery or purchase of securities at a specified future date at a specified price or yield. Futures contracts are exchange traded, and cash settlement is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions.

As a seller of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instruments underlying the option. Options on futures contracts are contracts that allow the owner of the option to purchase or sell the underlying futures contract, at a specified price and within a specified period of time.

The Company's risk of loss in the event of counterparty default is limited to the current fair value or the replacement cost on contracts in which the Company has recorded an unrealized gain. Options sold do not expose the Company to credit risk since they do not obligate the counterparty to perform. Transactions in futures contracts are conducted through regulated exchanges, which have margin requirements and are settled on a daily basis.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include brokers/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty on a periodic basis.

Additionally, at December 31, 2001, the Company has pledged U.S. government and agency securities with a market value of $456,741,000 as collateral for securities borrowed of approximately equal market value.

11. Commitments and Contingencies

The Company has minimum annual rental commitments for office space under non-cancelable leases with initial terms in excess of one year, as follows:

2002	$ 622,000
2003	1,244,000
2004	1,244,000
2005	1,244,000
2006	1,244,000
Thereafter	15,285,000
	$ 20,883,000

As of December 31, 2001, the Company had outstanding letters of credit totaling $45,000,000. The Company pays a fee to the lending banks at a rate of 0.40% per annum.

In the normal course of business, the Company may be involved in various legal actions and proceedings. At December 31, 2001 there is no material pending litigation outstanding.

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by the Rule. This method requires that minimum net capital not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3 or 4% of funds required to be segregated pursuant to the Commodity Exchange Act, plus excess margin collected on securities under agreements to resell. At December 31, 2001, the Company's net capital of $191,253,506 was $190,981,215 in excess of required net capital. The Company's net capital was 1,431% of aggregate debits. Advances to Fuji Bank and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain limitations and other provisions of the net capital rules of the SEC.